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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

NEWS                                                Northrop Grumman Corporation
                                                    Public Information
[LOGO OF NORTHROP GRUMMAN]                          1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561

                                Contact: Randy Belote (Media) (703) 875-8525 Gaston Kent (Investors) (310) 201-3423

NORTHROP GRUMMAN SIGNS CONFIDENTIALITY AGREEMENT WITH TRW
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Tender Offer Extended Until May 17

     LOS ANGELES - May 6, 2002 -- Northrop Grumman Corporation (NYSE: NOC) announced that it has entered into a confidentiality agreement with TRW Inc. (NYSE: TRW) on terms that are acceptable to both companies. As a result, Northrop Grumman expects to commence its due diligence process shortly. The company also that it has extended its pending exchange offer for all outstanding shares of common and preferred stock of TRW Inc. (NYSE: TRW) from May 3, 2002, to May 17, 2002, at midnight EDT.

     Approximately 3,185,000 shares of TRW common stock; 1,365,000 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1; and 3,400 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 had been tendered to Northrop Grumman as of 5:00 p.m. EDT on May 3, 2002, of which approximately 1,000,000 shares of common stock were tendered pursuant to notices of guaranteed delivery. The tendered shares are subject to validation by TRW's transfer agent.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations

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in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

                                      # # #

                                                                        0502-126

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at: http://www.northropgrumman.com
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